UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated January 30, 2014
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X        Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes            No X
Enclosure: Press release: Threatened strike by AMCU declared unprotected by Labour Court interim interdict

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com
News Release
30 January 2014
Threatened strike by AMCU declared unprotected by Labour Court interim interdict
(ANGLOGOLD ASHANTI – Press Release) AngloGold Ashanti is pleased to advise that South
Africa’s Labour Court has today ruled that a strike threatened by the Association of Construction and
Mineworkers Union (AMCU) at the company’s South Africa mines would be unprotected, and that employees should continue to proceed to work. The ruling given by Judge Edwin Molahlegi, on behalf of Judge Hamilton Cele, ruled that AMCU must return to court on 14 March 2014 to explain why this interim interdict that was applied for by the Chamber of Mines should not be made permanent.
AMCU sought to proceed with strike action on a number of gold mining operations with effect from
20 January 2014 in relation to the wage agreement that was finalised in September 2013 in the gold sector between the employers and the National Union of Mineworkers, UASA and Solidarity and
which was applied to all employees in the represented bargaining units. Together, these three unions represented 72% of employees in the sector. The agreed increases and improved benefits were backdated to 1 July 2013 and all employees, irrespective of union affiliation, have been in receipt of these since September 2013.
An urgent interdict brought to the court by the gold producers was heard on 19 January, and
Judge Cele ordered that strike action be held in abeyance until today’s ruling.
SPONSOR: UBS South Africa (Pty) Limited

ENDS

Contacts

Media
Chris Nthite
+27 (0) 11 637 6388/+27 (0) 83 301 2481
cnthite@anglogoldashanti.com
Stewart Bailey
+27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com
General inquiries
media@anglogoldashanti.com

Investors
Stewart Bailey
+27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com
Sabrina Brockman (US & Canada)           +1 (212) 858 7702 / +1 646 379 2555
sbrockman@anglogoldashanti.com
Fundisa Mgidi (South Africa)
+27 11 6376763 / +27 82 821 5322
fmgidi@anglogoldashanti.com
General inquiries
investors@anglogoldashanti.com

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold
Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions and dispositions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause
AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-
looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to the prospectus supplement to AngloGold Ashanti’s prospectus dated 17 July 2012 that was filed with the United States Securities and
Exchange Commission (“SEC”) on 26 July 2013. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: January 30, 2014
By:
/s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title:   Group General Counsel and Company
          Secretary